July 1, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 4561

Attn: Karen J. Garnett

Re:	Jesup & Lamont, Inc.

Registration Statement on Form S-3

Filed April 30, 2008

File No. 333-150541

Dear Sirs or Mesdames:

This will respond to your comment letter dated May 27, 2008.

General

1.

Please tell us the number of shares of your common stock currently outstanding that is held by non-affiliates and explain how you determined that number. The calculations on the cover page of your 10-K/A filed April 29, 2008 indicate that the number of shares held by non-affiliates is greater than the total number of shares outstanding as of March 26, 2008.

The number of shares of Common Stock held by non-affiliates at June 20, 2008 was 8,245,718 determined as follows:

Outstanding Shares of Common Stock	12,980,540
Less shares held by:
Officers and Directors	(362,860)
Controlling shareholder, EFH Partners	(4,371,962)
Shares held by non-affiliates	8,245,718

The aggregate market value calculation on the cover page of the 10K/A included certain shares that had been subscribed and paid for but not yet issued.

2.

Please provide us with the total dollar value of the securities underlying the warrants and convertible preferred stock that you have registered for resale. To calculate this amount, use the number of underlying securities that you have registered for-resale and the market price per share for those securities on the date of the sale of the warrants and convertible preferred stock.

See Exhibit Q-2 attached hereto. We have included the value of the common stock sold in the August 2007 financing in the answer to this comment and subsequent comments, as this financing was sold as a unit. All warrants have a five year term.

3.

Please provide us with a table showing the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction. Include any interest payments, liquidated damages, payments made to finders or placement agents, and any other payments or potential payments. Please describe the material terms of each such payment.

Further, please tell us the net proceeds to the issuer from the sale of the warrants and convertible preferred stock and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the warrants and convertible preferred stock.

The following payments have been made related to these transactions:

▪	Bonuses of $40,000.00 were paid to each of Donald Wojnowski, the issuer’s CEO and Steven Rabinovici, the issuer’s Chairman, related to the August 2007 financing.

▪	Attorney’s fees totaling $11,277.58 were reimbursed to Impala Nominees Limited, in connection with the sale of the Series G Convertible Preferred Stock (the “Series G Stock”).

▪	Attorney’s fees, and other deal expenses totaling $25,000.00 were reimbursed to Harvco, LLC, in connection with the sale of the Series G Stock .

The following contingent payments may be required related to these transactions:

▪

Liquidated damages up to a maximum of 10% ($200,000) of the purchase price of the securities in the August 2007 financing may be required for failure to complete a registration of the shares pursuant to an effective S-3 registration.

▪

Liquidated damages up to a maximum of 6% ($120,000) of the purchase price of the Series G Stock may be required for failure to complete a registration of the shares pursuant to an effective S-3 registration.

▪

A 10% cumulative annual dividend accrues on the Series G Stock. However, no dividends may be declared or paid on the Series G Stock until all accrued dividends on the Company’s Series C and Series F Preferred Stock have been declared and paid or set aside.

These amounts are summarized in Exhibit Q-3.

4.

Please provide us with a tabular presentation of the total possible profit the selling shareholders could realize as a result of the exercise or conversion discount for the securities underlying the convertible note, with the following information presented separately:

▪	the market price per share of the securities underlying the warrants and convertible preferred stock on the date of the sale of the warrants and convertible preferred stock;

▪	the exercise or conversion price per share of the underlying securities on the date of the sale of the warrants and convertible preferred stock, calculated as follows:

–	if the exercise or conversion price per share is set at a fixed price, use the price per share established in the warrant or convertible preferred stock; and

–

if the exercise or conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the exercise or conversion discount rate and the market rate per share on the data of the sale of the warrant or convertible preferred stock and determine the exercise or conversion price per share as of that date;

▪	the total possible shares underlying the warrants and convertible preferred stock (assuming no interest payments and complete conversion);

▪

the combined market price of the total possible number of shares underlying the warrants and convertible preferred stock, calculated by using the market price per share on the date of the sale of the warrants and convertible preferred stock and the total possible shares underlying the warrants and convertible preferred stock;

▪

the combined conversion price of the total possible number of shares underlying the warrants and convertible preferred stock, calculated by using the conversion price on the date of the sale of the warrants and convertible preferred stock and the total possible shares underlying the warrants and convertible preferred stock; and

▪

the total possible discount to the market price as of the date of the sale of the warrants and convertible preferred stock, calculated by subtracting the combined conversion price on the date of the sale of the warrants and convertible preferred stock from the combined market price of the total number of shares underlying the warrants and convertible preferred stock on that date.

If there are provisions in the convertible preferred stock or warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional information in the table as appropriate. For example, if the exercise or conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please describe these terms in the table.

See Exhibit Q-4 attached hereto. There are no convertible notes, only shares of convertible preferred stock. There are no provisions which would result in a change in the conversion or exercise price per share.

5.

Please provide us with a tabular presentation of the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, with the following information presented separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–

if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

▪	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

▪

the combined market price of the total possible number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

▪

the combined conversion price of the total possible number of shares underlying that other security, calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

▪

the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the combined conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

There are no conversion discounts on other securities of the issuer that are held by the selling shareholders or any known affiliates of the selling shareholders.

6.	Please provide us with a table showing:

▪	the gross proceeds paid or payable to the issuer in the warrants and convertible preferred stock transaction;

▪	all payments that have been made or that maybe required to be made by the issuer that are disclosed in response to comment 2;

▪	the resulting net proceeds to the issuer; and

▪

the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please tell us — as a percentage — the total amount of all possible payments as provided in response to comment 2 and the total possible discount to the market price of the shares underlying the warrants and convertible preferred stock as provided in response to comment 3, divided by the net proceeds to the issuer from the sale of the warrants and convertible preferred stock, as well as the amount of that resulting percentage averaged over the term of the warrants and convertible preferred stock.

See Exhibit Q-6 attached hereto. We believe your references to comments 2, 3 and 4 above are references to comments, 3, 4 and 5, respectively.

7.

Please provide us with a table showing all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons). Provide the following information separately for each transaction:

▪	the date of the transaction;

▪	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

▪

the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

▪	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

▪

the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

▪	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

▪	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

The only other securities of the issuer that are held by the selling shareholders or any known affiliates of the selling shareholders are 51,698 shares of the issuer’s common stock which were acquired by ECG Securities Ltd. (an investor in the August 2007 financing and one of the Selling Stockholders) in the open market.

8.	Please provide us with a table comparing:

▪

the number of shares outstanding prior to the warrant and convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

▪	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

▪

the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

▪	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

▪	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Because we have included securities issued in two separate financings in the registration statement (and 15,384 shares underlying warrants previously issued), we have prepared a separate analysis for each financing. See Exhibits Q8-A and Q8-B.

9.	Please provide us with the following information:

▪	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

We have the intention, and a reasonable basis to believe we have the financial ability to make all payments on the overlying securities.

▪

whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

We have been advised by all of the selling shareholders included in the Registration Statement that they do not have any existing short positions in the Company’s common stock.

–	the date on which each such selling shareholder entered into that short position; and

See response above.

–

the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

See response above.

10.	Please provide us with the following:

▪

a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), including a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

The issuer pays $6,000 per month in consulting fees to a consulting firm controlled by Paul H. Brown, a director of Sofisco Nominees Ltd.

The issuer received cash advances from entities controlled by Paul H. Brown totaling $1,017,000, which it repaid together with $70,059 in interest and fees.

▪

copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

There are no agreements (other than forms of Subscription Agreements previously filed with Current Reports on Form 8-K and dated March 12, 2008 and August 24, 2007) between the issuer and the selling shareholders, any known affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

See responses above.

11.	Please provide us with a description of the method by which you determined the number of shares you seek to register in connection with this registration statement

We are seeking to register all shares related to the two transactions pursuant to registrations rights granted in the applicable purchase agreements for the underlying securities plus 15,384 shares underlying warrants issued in a previous financing.

Registration Statement Cover Page

12.	In the Registration Fee Table, please clarify that 2,481,360 share of the 4,104,078 shares consist of shares issuable upon the conversion of the Series G Convertible Preferred Stock.

That is correct, 2,481,360 shares of the 4,104,078 shares consist of shares issuable upon the conversion of the Series G Convertible Preferred Stock.

Selling Stockholders, page 12

13.

In this section, you indicate that you have included shares issuable upon the exercise of warrants or options in the table. From your previous disclosure, it appears that the shares being registered and that are included in the table are issuable upon the exercise of warrants or the conversion of preferred stock but not options. Please advise or revise.

We will revise the registration statement to delete the reference to options.

14.

With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares offered by that shareholder.

These disclosures have been included in the Selling Stockholders section of the registration statement on page 14.

_________________________

In addition, on behalf of the Company this will acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James M. Matthew

Chief Financial Officer

Exhibit Q-2

Description of Security	Number of Underlying Securities	Date Security Sold	Market Price of Securities (a)	Market Value of Underlying Securities

Common stock	1,622,718	08/20/07	$1.17	$1,898,580.06
Common stock warrants	811,359	08/20/07	$1.17	$949,290.03
Subtotal	2,434,077			$2,847,870.09

Convertible preferred stock	2,481,360	03/03/08	$0.68	$1,687,324.80
Common stock warrants	2,481,360	03/03/08	$0.68	$1,687,324.80
Subtotal	4,962,720			$3,374,649.60

Common stock warrants	15,384	03/15/06	$3.65	$56,151.60

Totals	7,412,181			$6,278,671.29

Totals By Security Type:
Common stock	1,622,718			$1,898,580.06
Convertible preferred stock	2,481,360			$1,687,324.80
Common stock warrants	3,308,103			$2,692,766.43
Totals	7,412,181			$6,278,671.29

(a) Market price is the market price per share on the date of the subscription for sale of the warrants and/or convertible preferred stock.

Exhibit Q-3

	August 2007 Financing Common Stock	Series G Convertible Preferred Stock Financing	Totals

Gross Proceeds Received	$2,000,000.00	$2,000,000.00	$4,000,000.00

Expenses Paid:
Bonuses to Officers	$80,000.00		$80,000.00
Attorney fees and consulting expenses		$36,277.58	$36,277.58
Total expenses paid	$80,000.00	$36,277.58	$116,277.58

Net proceeds	$1,920,000.00	$1,963,722.42	$3,883,722.42

Contingent expenses	$200,000.00	$120,000.00	$320,000.00

Net proceeds if contingent expenses paid	$1,720,000.00	$1,843,722.42	$3,563,722.42

Annual Dividends on Series G
Convertible Preferred Stock		$200,000.00	$200,000.00

Additional proceeds in the future if all
warrants exercised:

Number of warrant shares	811,359	2,481,360
Exercise price	$1.40	$0.816
Additional future proceeds is exercised	$1,135,902.60	$2,024,789.76	$3,160,692.36

Grand total of proceeds if warrants exercised	$3,135,902.60	$4,024,789.76	$7,160,692.36

Exhibit Q-4

Description of Security	Number of Underlying Securities	Date Security Sold	Market Price of Securities (a)	Market Value of Securities 1	Sale Price or Exercise or Conversion Share Price	Exercise or Conversion Dollars 2	Potential Discount (Premium) to Market Upon Exercise or Conversion ( 1-2 )

Common stock	1,622,718	08/20/07	$1.17	$1,898,580.06	$1.17	$1,898,580.06	$0.00
Common stock warrants	811,359	08/20/07	$1.17	$949,290.03	$1.40	$1,135,902.60	$(186,612.57)
Subtotal	2,434,077			$2,847,870.09		$3,034,482.66	$(186,612.57)

Convertible preferred stock	2,481,360	03/03/08	$0.68	$1,687,324.80	$0.68	$1,687,324.80	$0.00
Common stock warrants	2,481,360	03/03/08	$0.68	$1,687,324.80	$0.816	$2,024,789.76	$(337,464.96)
Subtotal	4,962,720			$3,374,649.60		$3,712,114.56	$(337,464.96)

Common stock warrants	15,384	03/15/06	$3.65	$56,151.60	$4.50	$69,228.00	$(13,076.40)

Totals	7,412,181			$6,278,671.29		$6,815,825.22	$(537,153.93)

Totals By Security Type:
Common stock	1,622,718			$1,898,580.06		$1,898,580.06	$0.00
Convertible preferred stock	2,481,360			$1,687,324.80		$1,687,324.80	$0.00
Common stock warrants	3,308,103			$2,692,766.43		$3,229,920.36	$(537,153.93)
Totals	7,412,181			$6,278,671.29		$6,815,825.22	$(537,153.93)

(a) Market price is the market price per share on the date of the sale of the warrants and/or convertible preferred stock.

Exhibit Q-6

	August 2007 Financing Common Stock	Series G Convertible Preferred Stock Financing	Totals

Gross Proceeds Received	$2,000,000.00	$2,000,000.00	$4,000,000.00

Expenses Paid:
Bonuses to Officers	$80,000.00		$80,000.00
Attorney fees and consulting expenses		$36,277.58	$36,277.58
Total expenses paid (1)	$80,000.00	$36,277.58	$116,277.58

Net proceeds	$1,920,000.00	$1,963,722.42	$3,883,722.42

Contingent expenses (2)	$200,000.00	$120,000.00	$320,000.00

Net proceeds if contingent expenses paid (5)	$1,720,000.00	$1,843,722.42	$3,563,722.42

Annual Dividends on Series G Convertible Preferred Stock (6)		$200,000.00	$200,000.00

Additional proceeds in the future if all warrants exercised:
Number of warrant shares	811,359	2,481,360
Exercise price	$1.40	$0.816
Additional future proceeds if exercised	$1,135,902.60	$2,024,789.76	$3,160,692.36

Grand total of proceeds if warrants exercised	$3,135,902.60	$4,024,789.76	$7,160,692.36

Premium to be paid by selling shareholders if all conversions made at sale price	$186,612.57	$337,464.96	$524,077.53
Premium from other warrants			$13,076.40
Total premium (3)			$537,153.93

Total possible payments before annual dividends (1+2)			$436,277.58
Less total premium (3)			$(537,153.93)
Subtotal (4)			$(100,876.35)
Percentage of net proceeds (4/5)			-2.83%

Total possible payments including 5 years of dividends: (4) + ((6) X 5 years) =(7)			$899,123.65
Annual average percentage of net proceeds over 5 years: (7) /5 /(5)			5.05%

Exhibit Q8-A

August 20, 2007 Financing:

Total common stock shares outstanding prior to August 20, 2007 financing	11,035,184

Less: shares held by selling shareholders, affiliates of the Company, and affiliates of the selling shareholders:
Affiliate of the Company - Donald Wojnowski	-200,860
Affiliate of the Company - EFH Partners *	-4,468,180
Selling shareholder - ECG Securites Ltd.	-51,698

Number of shares outstanding prior to the warrant and convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the Company, and
affiliates of the selling shareholders	6,314,446

Number of shares registered for resale by selling shareholders or affiliates of the selling shareholders in prior registration statements.	0

Number of shares registered for resale by selling shareholders or affiliates of selling shareholders that continue to be held by selling shareholders or affiliates of selling shareholders.	0

Number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders.	0

Number of shares registered for resale on behalf of selling shareholders or affiliates of selling shareholders in the current transaction:
Shares	1,622,718
Warrants	811,359
Total	2,434,077

* Includes shares beneficially owned by Steven Rabinovici, Chairman.

Exhibit Q8-B

Series G Convertible Preferred Stock Financing:

Total common stock shares outstanding prior to Series G Convertible Preferred Stock financing	11,296,286

Less: shares held by selling shareholders, affiliates of the Company, and affiliates of the selling shareholders:
Affiliate of the Company - Donald Wojnowski	-362,860
Affiliate of the Company - EFH Partners *	-4,371,962
Selling shareholder - ECG Securites Ltd.	-51,698

Number of shares outstanding prior to the warrant and convertible preferred stock transaction that are held by persons other than the selling shareholders, affiliates of the Company, and
affiliates of the selling shareholders	6,509,766

Number of shares registered for resale by selling shareholders or affiliates of the selling shareholders in prior registration statements:
Paul H. Brown - included for registration for August 20, 2007 financing	574,416

Number of shares registered for resale by selling shareholders or affiliates of selling shareholders that continue to be held by selling shareholders or affiliates of selling shareholders.	0

Number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders.	0

Number of shares registered for resale on behalf of selling shareholders or affiliates of selling shareholders in the current transaction:
Shares	2,481,360
Warrants	2,481,360
Total	4,962,720

* Includes shares beneficially owned by Steven Rabinovici, Chairman.